February 5, 2020

Stephanie M. Risk-McElroy
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm St.
Kimball, Nebraska 69145

       Re: George Risk Industries, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2019
           Filed August 13, 2019
           File No. 000-05378

Dear Ms. Risk-McElroy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2019

Notes to the Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-13

1. You disclose that you recognize product returns as they are received. Please explain to us how this is consistent with the guidance in ASC 606-10-55-22 through 29, or revise your future filings to clearly disclose your compliance with that guidance. Tell us the amount of product returns you recorded in fiscal 2019 and in the six months ended October 31, 2019, and briefly describe to us how you accounted for these product returns transactions (e.g., the accounts you debited and credited).
 Stephanie M. Risk-McElroy
George Risk Industries, Inc.
February 5, 2020
Page 2
Note 3. Investments, page F-17

2. We note that your investments in equity securities represent 49% of your total assets at
         October 31, 2019 and that they are classified as available-for-sale securities and reported at fair value with unrealized gains and losses reported in other comprehensive income. Please tell us why you have not yet adopted ASU 2016-01 - Recognition and
         Measurement of Financial Assets and Financial Liabilities, and the related guidance in
         ASC 321 - Investments-Equity Securities, which were effective for public companies like yours for fiscal years beginning after December 15, 2017 (i.e., your fiscal year beginning
         May 1, 2018). Provide us with a quantified discussion of the impact on your financial statements and related disclosures for the year ended April 30, 2019 and for the six months ended October 31, 2019, had you adopted the standard on May 1, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameStephanie M. Risk-McElroy                    Sincerely,
Comapany NameGeorge Risk Industries, Inc.
                                                               Division of
Corporation Finance
February 5, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName